Ceres Managed Futures LLC

January 18, 2011

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	LV Futures Fund L.P. (f/k/a Managed Futures Profile LV L.P.) Form 10-K for the year ended December 31, 2010 Filed on March 31, 2011 File No. 000-53114

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of LV Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated December 16, 2011, relating to the Registrant’s Form 10-K filed on March 31, 2011 (File No. 000-53114). We have prepared our response with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

Part I, page 1

Item 1. Business, page 1

Comment #1

For each trading advisor, please clearly disclose whether its trading system is discretionary or systematic.

Response #1

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registrant will include the following table indicating whether each commodity trading advisor’s trading system is discretionary or systematic:

Commodity Trading Advisor	Trading System Style
CTA #1	Discretionary/Systematic
CTA #2	Discretionary/Systematic
CTA #3	Discretionary/Systematic
CTA #4	Discretionary/Systematic

Securities and Exchange Commission

January 18, 2011

Risk Factors, page 6

The Unregulated Nature of the Over-the-Counter Markers…page 16

Comment #2

In future Exchange Act periodic reports please expand this risk factor to disclose the relative exposure of the company to contracts that are not cleared by a registered clearing firm. To the extent necessary to provide an accurate understanding of any material disclosure, please disclose a range of intra-period exposure. Please provide us sample disclosure reflecting your current exposure.

Response #2

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will disclose the relative exposure of the contracts that are not cleared by a registered clearing firm by revising the risk factor as indicated below:

The Unregulated Nature of the Over-The-Counter (“OTC”) Markets Creates Counterparty Risks that Do Not Exist in Futures Trading on Exchanges.

Unlike futures contracts, over-the-counter “spot” and forward contracts are entered into between private parties off an exchange and are not regulated by the CFTC or by any other U.S. or foreign governmental agency. Due to the fact that such contracts are not traded on an exchange, the performance of those contracts is not guaranteed by an exchange or its clearinghouse and a Trading Company is at risk with respect to the ability of the counterparty to perform on the contract, including the creditworthiness of the counterparty. Trading in over-the-counter foreign exchange markets is not regulated; therefore, there are no specific standards or regulatory supervision of trade pricing and other trading activities that occur in those markets. The Trading Companies trade such contracts with MS&Co. and MSCG and are at risk with respect to the creditworthiness and trading practices of each of MS&Co. and MSCG as the counterparty to the contracts.

The relative exposure of the Registrant to contracts that are not cleared by a registered clearing firm as of December 31, 2011 is approximately 16.5%, all of which represents OTC foreign exchange forward and/or options on foreign exchange forward transactions.

The Dodd-Frank Act will affect the manner in which OTC swap transactions are traded and the credit risk associated with such trading. Depending upon actions taken by

Securities and Exchange Commission

January 18, 2011

regulatory authorities, these changes may also affect the manner of trading of OTC foreign currency transactions. The general effective date of the derivatives portion of the Dodd-Frank Act is one year following its enactment. Transactions that have been entered into prior to implementation of the provisions of the Dodd-Frank Act will remain in effect. Accordingly, even after the new regulatory framework is fully implemented, the risks of OTC foreign exchange transactions will continue to be considerations with respect to transactions entered into prior to the implementation of the provisions of the Dodd-Frank Act. The percentage of each Trading Company’s positions that are expected to constitute forward currency contracts can vary substantially from month to month.

Legal Proceedings, page 23

Comment #3

We note your disclosure that there are no legal proceedings. However, we note that Morgan Stanley has been the subject of various lawsuits. Please provide the disclosure required by Item 103 of Regulation S-K pursuant to Instruction 4 or advise.

Response #3

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will provide the disclosure required by Item 103 of Regulation S-K.

Part II., page 25

Item 5. Market for Registrant’s Common Equity … page 24

Comment #4

In future Exchange Act periodic reports please provide all of the disclosure required by Item 701(d) of Regulation S-K.

Response #4

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will expand its disclosure in Item 5 to state:

The Registrant’s Units of limited partnership interest are being offered in a private placement pursuant to Regulation D under the Securities Act of 1933, as amended, and are being sold only to persons and entities who are accredited investors as the term is defined in Rule 501(a) of Regulation D. In determining the applicability of the exemption, the General Partner relied on the fact that the units were purchased by accredited investors. The General Partner believes that by including the additional disclosure above, it will satisfy the requirements of 701(d).

Securities and Exchange Commission

January 18, 2011

Comment #5

In future Exchange Act periodic reports please provide the disclosure required by Item 703 of Regulation S-K.

Response #5

In future filings required under the Securities Exchange Act of 1934, as amended, the General Partner will provide all of the disclosure required by Item 703 of Regulation S-K.

Item 7. Management’s Discussion and Analysis … page 27

Comment #6

In future Exchange Act periodic reports please disclose any significant intra-year changes in the amounts allocated to a particular fund.

Response #6

The General Partner allocates assets of the Partnership to its trading advisors. The trading advisors trade the Partnership’s assets through managed accounts in the name of the Trading Companies. Item 7 of the Form 10-K states the total dollar amount and percentage of assets allocated to each Trading Company as of December 31, 2010 and as of December 31, 2009. In addition, each of the Partnership’s Form 10-K and Quarterly Reports on Form 10-Q state that the General Partner may reallocate the Partnership’s assets to the different Trading Companies at its sole discretion.

The General Partner has determined to include in future Exchange Act periodic reports, as appropriate, a table similar to the below table which shows any changes in the amounts allocated to the Trading Companies as of the last day of the period covered by the report compared to the last day of the prior quarter.

Advisor	Allocation as of 12/31/2010	Allocation as of 9/30/2010
Transtrend II, LLC	22.7%	21.5%
Kaiser I, LLC	22.2%	23.5%
DKR I, LLC	15.5%	15.9%
Rotella I, LLC	15.0%	14.9%
Augustus I, LLC	9.2%	8.5%
GLC I, LLC	8.2%	7.9%
Chesapeake I, LLC	7.0%	7.5%

Securities and Exchange Commission

January 18, 2011

Comment #7

In future Exchange Act periodic reports please provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the last fiscal year.

Response #7

In future filings required under the Securities Exchange Act of 1934, as amended, the General Partner will provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the last fiscal year.

Signatures

Comment #8

Please confirm that Brian Centner is also your principal accounting officer or controller.

Response #8

The General Partner confirms that Brian Centner is its principal accounting officer, and will include a statement to this effect in future Exchange Act reports.

Securities and Exchange Commission

January 18, 2011

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Walter Davis
Walter Davis
President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney
Timothy P. Selby, Alston & Bird LLP